February 17, 2006

Via Facsimile ((650) 493-6811) and U.S. Mail

John Fore, Esq.
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA  94303

	Re:	Serena Software, Inc.
		Schedule TO-I/A, filed February 14, 2006
		File No. 005-58055

Dear Mr. Fore:

      We have reviewed your filing and have the following comments.

Offer to Purchase
1. We note your response to comment 3. In this regard, please tell us how many option holders would receive the minimum $500 payment for their securities instead of the aggregate differential between the merger consideration and the option exercise price. We may have further comment.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

						Sincerely,



						Daniel F. Duchovny
						Attorney-Advisor
						Office of Mergers and Acquisitions
??

??

??

??

John Fore, Esq.
Wilson Sonsini Goodrich & Rosati
February __, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE